UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2007            File No.    0-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated September 18, 2007

2.

News Release dated September 25, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: September 25, 2007	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:                                                               Amex:”DEJ”/ TSX-V: “DEJ”

FOR RELEASE:

                        September 18, 2007

Dejour Updates Drilling/Completion for Piceance and Peace Arch Prospects

September 18, 2007 - Vancouver, Canada – Dejour Enterprises Ltd. (Amex: DEJ, TSX-V: DEJ and Frankfurt: D5R) reports further drilling updates on both its 300,000 acre Piceance Project area and its 39,000 acre Peace Arch Project area.

In Rio Blanco County, located in the Piceance Basin in Colorado, final testing and completion plans for the North Barcus Creek #1-12 well have been agreed upon by all partners in conjunction with Haliburton, the completion consultants to this project, and are scheduled to commence the week of September 24, 2007. Operations to date are on time and under budget. Results should be forthcoming over the ensuing 30 days.

The second well (NBC #2-12) being drilled by Dejour and its partners at its 1590 acre North Barcus Creek property is currently drilling ahead at 10,720’. Total depth (11,450’) is expected to be reached in the next 48 hours at which point the well will undergo comprehensive logging.  If indications are consistent with #1-12 North Barcus Creek, this well will be cased to depth for testing and completion following the #1-12 well.

Immediately upon finalization of testing both the #1-12 and #2-12 wells at North Barcus Creek, Gustavson & Associates will prepare a 51-101 compliant proven developed and undeveloped reserve report for Dejour and its partners on these two locations and surrounding spacing units.

Further drill plans for development of Dejour’s Piceance Basin properties will be forthcoming in the next 60 days.

The Company is pleased to report that its second discovery in the Peace River Arch project area, at Saddle Hills Alberta, announced in a news release dated May 3, 2007 is now being tested. Dejour anticipates that this discovery will be completed as a dual zone producer from both the Paddy and Charlie Lake zones. Initial production rates, dates and ensuing development plans will be forthcoming as released by the operator. Dejour holds a 30% interest in this discovery and a total of 3840 surrounding acres.

R. Marc Bustin, Ph.D., P.Geol. FRSC is the qualified person for the Piceance Basin and Charles Dove. B.Sc.P.Geoph., is the qualified person for the Peace River Arch.

In other business, Dejour has allowed the previously announced LOI to purchase certain producing reserves in Liberty County, Texas to expire. Dejour requires further specific information to close the transaction, but believes that a sound purchase and sale agreement may be achieved in due course.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company focused on oil & gas exploration and production with a significant investment in uranium discovery. The company acquires high-impact energy assets and strategically monetizes them to enhance shareholder returns.

The Company is listed on the Amex (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although Dejour believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include uranium and oil and gas prices, well or production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbor.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

DEJOUR ENTERPRISES LTD.:                                                               Amex:”DEJ”/ TSX-V: “DEJ”

FOR RELEASE:

                        September 25, 2007

Dejour’s 2nd Piceance Basin Well Contains 254’ Net Pay

September 25, 2007 - Vancouver, Canada – Dejour Enterprises Ltd. (Amex: DEJ, TSX-V:DEJ and D5R: Frankfurt) is pleased to report that the N. Barcus Creek #2-12 well contains an estimated 254 feet of potential net pay. Casing has now been set to total depth. This result correlates positively with the 263 feet of potential net pay recently reported in the adjacent N. Barcus Creek #1-12 well. Dejour’s owns 25% working interest in each of the #1-12 and #2-12 wells.

Dejour engaged Gustavson Associates, Boulder Co. (Geologists – Engineers – Appraisers) to conduct a preliminary petrophysical analysis of the #2-12 well logs and it is their interpretation that the reservoirs in the N. Barcus Creek #2-12 and #1-12 are similar. Throughout drill operations the mud logs for each of the #2-12 and #1-12 wells showed strong evidence of reservoir gas. Both wells were keyed off the Federal #22-12 well drilled by Pacific Transmission Supply Co. in 1979, which reported 260’ of possible gas pay.

Completion work on the N. Barcus Creek #1-12 well has commenced.  Results should be available within the next 10 days. Completion of the #2-12 will follow immediately.

Dejour and its partners have been advised by the operator that it plans to drill additional wells on this 1,590 acre N. Barcus Creek prospect, which forms part of the highly promising Rio Blanco Project consisting of a total of 5,554 acres.  Dejour holds a 25% unpromoted interest in these lands and all actual exploration expenditures. The operator reports that the cost of drilling the #2-12 and #1-12 wells has been less than the original budgeted amount.

This N. Barcus Creek lease block lies directly between a large Exxon lease block directly to the east and a large lease block owned by EnCana to the west.  The Exxon lands host four recent natural gas resource discoveries drilled by Williams Cos. immediately offsetting the Company’s leases.  Exxon previously announced its intention to drill 1000 wells on its leases in that area.  Recently, Conoco-Philips announced its intention to commence drilling the first of 800 wells on the EnCana lands, which are now subject to a Conoco-Philips joint venture, early in 2008.

The N. Barcus Creek prospect has the potential to initially drill up to 40 wells based on 40 acre spacing units with further down-spacing to 10 acre units in the future.  Accessible pipeline facilities lay within one mile of the lease boundaries.

This ‘Rio Blanco Deep’ project is one of over 60 separate exploration projects held by Dejour (average interest over 25%) in its search for and exposure to significant energy discovery in the hydrocarbon bearing basins of Piceance/Uinta in Colorado/Utah and the Peace River Arch of NE British Columbia/NW Alberta Canada, inclusive of the uranium bearing Athabasca/Thelon Basins of Northern Canada through its holdings of Titan Uranium (TSX-V: TUE) and associated carried/royalty interests.

R. Marc Bustin, Ph.D., P.Geol. FRSC is the qualified person for this news release.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company focused on oil & gas exploration and production with a significant investment in uranium discovery. The company acquires high-impact energy assets and strategically monetizes them to enhance shareholder returns.

The Company is listed on the Amex (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although Dejour believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include uranium and oil and gas prices, well or production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbor.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com